Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

CASCADES ADDED TO S&P/TSX COMPOSITE INDEX

KINGSEY FALLS, QC, June 12, 2017 – Cascades Inc. (TSX: CAS) is pleased to announce that S&P Dow Jones Indices LLC has confirmed that Cascades will be added to the S&P/TSX Composite Index effective June 19, 2017. Cascades will also be added to the SP/TSX Composite Dividend Index.

Mario Plourde, President and CEO, commented: “Our addition to this leading Canadian equity benchmark index is positive recognition of the steps we have taken in recent years to strengthen our platform, to deliver long-term operational and financial improvements, and to provide our partners, investors, clients and employees with measurable and sustainable added value.”

About Cascades

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 employees, who work in close to 90 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President Communications and Public Affairs Cascades Inc. 418-573-2348 hugo_damours@cascades.com	Information: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Web site: www.cascades.com

Green by Nature Blog: blog.cascades.com

Facebook: facebook.com/Cascades

Twitter: twitter.com/@CascadesDD |

twitter.com/@CascadesSD |

twitter.com/@CascadesInvest

YouTube: youtube.com/Cascades